UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Molson Coors Brewing Company

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

60871R 10 0

(CUSIP Number)

Scott M. Tayne, Esq.

Davies Ward Phillips & Vineberg LLP

900 Third Avenue

New York, NY 10022

(212) 308-8866

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60871R 10 0

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pentland Securities (1981) Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	5,044,534
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	2,524,534
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,044,534
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.5%*
14.	TYPE OF REPORTING PERSON HC

______________________________

*Using number in Item 11 divided by the number of shares of Class A Common Stock and Class A Exchangeable Shares outstanding as of August 1, 2013, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on August 6, 2013.

CUSIP No. 60871R 10 0

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 4280661 Canada Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	5,044,534
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	2,524,534
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,044,534
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.5%*
14.	TYPE OF REPORTING PERSON CO

______________________________

*Using number in Item 11 divided by the number of shares of Class A Common Stock and Class A Exchangeable Shares outstanding as of August 1, 2013, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on August 6, 2013.

CUSIP No. 60871R 10 0

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lincolnshire Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	5,044,534
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	2,524,534
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,044,534
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.5%*
14.	TYPE OF REPORTING PERSON HC

______________________________

*Using number in Item 11 divided by the number of shares of Class A Common Stock and Class A Exchangeable Shares outstanding as of August 1, 2013, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on August 6, 2013.

CUSIP No. 60871R 10 0

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nooya Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	5,044,534
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	2,524,534
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,044,534
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.5%*
14.	TYPE OF REPORTING PERSON CO

______________________________

*Using number in Item 11 divided by the number of shares of Class A Common Stock and Class A Exchangeable Shares outstanding as of August 1, 2013, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on August 6, 2013.

CUSIP No. 60871R 10 0

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eric Herbert Molson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	5,044,534
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	2,524,534
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,044,534
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.5%*
14.	TYPE OF REPORTING PERSON IN

______________________________

*Using number in Item 11 divided by the number of shares of Class A Common Stock and Class A Exchangeable Shares outstanding as of August 1, 2013, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on August 6, 2013.

CUSIP No. 60871R 10 0

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen Thomas Molson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	5,044,534
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	2,524,534
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,044,534
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.5%*
14.	TYPE OF REPORTING PERSON IN

______________________________

*Using number in Item 11 divided by the number of shares of Class A Common Stock and Class A Exchangeable Shares outstanding as of August 1, 2013, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on August 6, 2013.

INTRODUCTION

This Amendment No. 6 to Schedule 13D amends: (a) the Schedule 13D (the "Schedule") filed jointly on February 22, 2005, by (i) Pentland Securities (1981) Inc. ("Pentland"), (ii) 4280661 Canada Inc. ("4280661"), (iii) Lincolnshire Holdings Limited ("Lincolnshire"), (iv) Nooya Investments Limited ("Nooya"), (v) BAX Investments Limited, (vi) DJS Holdings Ltd., (vii) Trust u/w/o Thomas Henry Pentland Molson, (viii) Eric Herbert Molson ("Eric Molson") and (ix) Stephen Thomas Molson ("Stephen Molson"), with respect to the Class A common stock, par value $0.01 per share (the "Class A Common Stock") of Molson Coors Brewing Company ("Molson Coors" or the "Company"); (b) Amendment No. 1 thereto filed on January 3, 2006; (c) Amendment No. 2 thereto filed on July 21, 2009 by Pentland, 4280661, Lincolnshire, Nooya, Eric Molson and Stephen Molson (the "Reporting Persons"); (d) Amendment No. 3 thereto filed on September 15, 2009; (e) Amendment No. 4 thereto filed on December 8, 2009; and (f) Amendment No. 5 thereto filed on May 25, 2010. This Amendment No. 6 is being filed to report a transaction effected by Pentland involving Class B exchangeable shares ("Class B Exchangeable Shares") of Molson Coors Canada Inc. This Amendment No. 6 also reports an increase in the Reporting Persons' percentage ownership of the outstanding shares of Class A Common Stock due solely to a decrease in the number of such shares outstanding. Unless otherwise indicated, all capitalized terms used herein shall have the meanings previously set forth in the Schedule and, unless amended hereby, all information previously filed remains in effect.

ITEM 4. PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule is amended by adding the following at the end thereof:

The disclosure set forth in Item 6 of this Amendment No. 6 to the Schedule is incorporated by reference herein to this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

The following paragraphs in Items 5(a) and (b) of the Schedule are amended and restated to read in their entirety as follows:

(a) (b) The Reporting Persons acquired the following shares of Class A Common Stock and Class A Exchangeable Shares as a result of the merger between Molson and Coors in which they exchanged their shares of Molson for those of Molson Coors:

		No. of Class A Exchangeable Shares*	No. of Class A Shares*
(a)	Pentland	1,857,224	252
(b)	4280661	667,058	—
(c)	Lincolnshire	—	—
(d)	Nooya	—	—
(e)	Eric Molson	—	—
(f)	Stephen Molson	—	—

*Adjusted to reflect a 2-for-1 stock split in the Class A Common Stock and the Class A Exchangeable Shares effected in October, 2007.

The Class A Exchangeable Shares were issued in the merger by Exchangeco. All holders of Class A Exchangeable Shares may exchange those shares at any time on a one-for-one basis for shares of Class A Common Stock. The disclosure in this Item 5 assumes the conversion into Class A Common Stock of all of the outstanding Class A Exchangeable Shares. All ownership percentages set forth below were calculated based on the number of shares of Class A Common Stock and Class A Exchangeable Shares outstanding as of August 1, 2013, as reported in the Quarterly Report on Form 10-Q filed by the Company on August 6, 2013. Further, unless otherwise specified, the beneficial ownership of each Reporting Person includes the sole or shared power to vote or direct the vote, and the sole or shared power to dispose or direct the disposition of, the shares of Class A Common Stock. However, declarations of beneficial ownership herein are being made solely for the purposes of the federal securities laws of the United States.

4280661 is the record owner of and has shared beneficial ownership of 667,058 shares of Class A Common Stock and, by reason of the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of 1,857,476 shares of Class A Common Stock owned by Pentland and to share the power to vote or direct the vote of 2,520,000 shares owned by the Coors Family Trust, for total beneficial ownership of 5,044,534 shares of Class A Common Stock, equal to 92.5% of the outstanding shares of Class A Common Stock.

Pentland is the record owner of and has shared beneficial ownership of 1,857,476 shares of Class A Common Stock and, by reason of its ownership of 4280661, the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of 667,058 shares of Class A Common Stock beneficially owned by 4280661, and to share the power to vote or direct the vote of 2,520,000 shares of Class A Common Stock owned by the Coors Family Trust, for total beneficial ownership of 5,044,534 shares of Class A Common Stock, equal to 92.5% of the outstanding shares of Class A Common Stock.

Lincolnshire, as a result of its ownership of 64% of the voting securities of Pentland, the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of 2,524,534 shares of Class A Common Stock beneficially owned by Pentland and 4280661 and to share the power to vote or to direct the vote of 2,520,000 shares of Class A Common Stock owned by the Coors Family Trust, for total beneficial ownership of 5,044,534 shares of Class A Common Stock, equal to 92.5% of the outstanding shares of Class A Common Stock.

Nooya, by virtue of its ownership of 36% of the voting securities of Pentland, the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of 2,524,534 shares of Class A Common Stock beneficially owned by Pentland and 4280661, and to share the power to vote or direct the vote of 2,520,000 shares of Class A Common Stock owned by the Coors Family Trust, for total beneficial ownership of 5,044,534 shares of Class A Common Stock, equal to 92.5% of the outstanding shares of Class A Common Stock.

Eric Molson, by virtue of his ownership of Lincolnshire, Lincolnshire's ownership of 64% of the voting securities of Pentland, the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of 2,524,534 shares of Class A Common Stock beneficially owned by Pentland and 4280661, and to share the power to vote or direct the vote of 2,520,000 shares owned by the Coors Family Trust, for a total beneficial ownership of 5,044,534 shares of Class A Common Stock, equal to 92.5% of the outstanding shares of Class A Common Stock.

Stephen Molson, by virtue of his ownership of all of the voting securities of Nooya, Nooya's ownership of 36% of the voting securities of Pentland, the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of 2,524,534 shares of Class A Common Stock beneficially owned by Pentland and 4280661, and to share the power to vote or direct the vote of 2,520,000 shares owned by the Coors Family Trust for a total beneficial ownership of 5,044,534 shares of Class A Common Stock, equal to 92.5% of the shares of Class A Common Stock outstanding.

The ownership by the Reporting Persons of Class A Common Stock does not include 50,400 shares of Class A Common Stock owned by the Molson Foundation, a charitable foundation (the "Foundation"). Eric Molson and Stephen Molson comprise two of the seven directors of the Foundation and two of the ten members of the Foundation. The board of directors of the Foundation are charged with the administration of the affairs of the Foundation, and any act of the board of directors or the members requires a majority vote or consent. Each of Eric Molson and Stephen Molson disclaims beneficial ownership of the shares of Class A Common Stock owned by the Foundation.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule is amended by adding the following at the end thereof:

On August 12, 2013, Pentland obtained a non-revolving term loan in the aggregate principal amount of Cdn.$25.0 million from a Canadian chartered bank (the "Bank"), pursuant to an offer to finance, dated July 31, 2013 and accepted on August 1, 2013 (the "Offer to Finance"), providing for a credit facility of up to Cdn.$26.25 million. The proceeds of the loan are to be used by a subsidiary of Pentland to repay an outstanding term loan in the principal amount of Cdn.$25.0 million made to the subsidiary by a private lender, as reported on Amendment no. 3 to this Schedule filed on September 15, 2009. The principal amount of the term loan is repayable in five years or, if the loan is renewed by the Bank, in five equal consecutive annual installments of Cdn.$5.0 million each, commencing in 2019. Interest is payable monthly in arrears. An additional Cdn.$1.25 million will be available under the credit facility for use by Pentland in hedging transactions and other arrangements with the Bank or its affiliates entered into to protect against fluctuations in interest rates or other risks. The Offer to Finance requires that Pentland provide and maintain collateral with the Bank in an amount not less than 110% of the outstanding principal amount of advances made under the credit facility. Concurrently with funding of the loan, Pentland pledged 600,000 Class B Exchangeable Shares to the Bank in satisfaction of its collateral obligation under the Offer to Finance.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule is amended by filing the following exhibit 99.1 to replace exhibit 99.1 previously filed with the Schedule and to file a new Exhibit 99.9.

Exhibit No.	Description

99.1	Directors and Executive Officers of Reporting Persons (Amended and Restated).

99.9	Second Amendment to Amended and Restated Shareholders Agreement made as of the 17th day of November, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2013
PENTLAND SECURITIES (1981) INC.

	By:	/s/ Andrew Thomas Molson
Signature Name: Andrew Thomas Molson Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2013
4280661 CANADA INC.

	By:	/s/ Andrew Thomas Molson
Signature Name: Andrew Thomas Molson Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2013
LINCOLNSHIRE HOLDINGS LIMITED

	By:	/s/ Eric Herbert Molson
Signature Name: Eric Herbert Molson Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2013
NOOYA INVESTMENTS LIMITED

	By:	/s/ Stephen Thomas Molson
Signature Name: Stephen Thomas Molson Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2013

/s/ Eric Herbert Molson
Eric Herbert Molson

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2013

/s/ Stephen Thomas Molson
Stephen Thomas Molson

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